                HOUSTON INDUSTRIES INCORPORATED AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  FOR THE THREE YEARS ENDED DECEMBER 31, 1996


(1)           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (a) PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of the Company and its wholly owned and majority owned subsidiaries. Certain investments in joint ventures or other entities in which the Company or its subsidiaries have a 50 percent or less interest are recorded using the equity method or the cost method. For additional information regarding investments and advances, see Notes 1(j) and 4.

              All significant intercompany transactions and balances are eliminated in consolidation.

       (b) SYSTEM OF ACCOUNTS AND EFFECTS OF REGULATION. HL&P, the principal subsidiary of the Company, maintains its accounting records in accordance with the FERC Uniform System of Accounts. HL&P's accounting practices are subject to regulation by the Utility Commission, which has adopted the FERC Uniform System of Accounts.

              As a result of its regulated status, HL&P follows the accounting policies set forth in SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation," which allows a utility with cost-based rates to defer certain costs in concert with rate recovery that would otherwise be expensed. In accordance with this statement, HL&P has deferred certain costs pursuant to rate actions of the Utility Commission and is recovering or expects to recover such costs in electric rates charged to customers. The regulatory assets are included in other assets on the Company's Consolidated and HL&P's Balance Sheets. The regulatory liabilities are included in deferred credits on the Company's Consolidated and HL&P's Balance Sheets. The following is a list of significant regulatory assets and liabilities reflected on the Company's Consolidated and HL&P's Balance Sheets:

                                                     December 31, 1996
                                                     -----------------
                                                   (Millions of Dollars)
Deferred plant costs - net ............................. $ 587
Malakoff and Trinity mine investments ..................   164
Regulatory tax asset - net .............................   362
Unamortized loss on reacquired debt ....................   116
Deferred debits ........................................   102
Unamortized investment tax credit ......................  (374)
Accumulated deferred income taxes-regulatory tax asset .  (101)

              If, as a result of changes in regulation or competition, HL&P's ability to recover these assets and/or liabilities would not be assured, then pursuant to SFAS Nos. 71, 101 (Accounting for the Discontinuation of Application of SFAS No. 71) and 121 (Accounting for the Impairment of Long- Lived Assets and for Long-Lived Assets to be Disposed of) and to the extent that such regulatory assets or liabilities ultimately were determined not to be recoverable, HL&P would be required to write off or write down such assets or liabilities.

       (c) ELECTRIC PLANT. HL&P capitalizes at cost all additions to electric plant, betterments to existing property and replacements of units of property. Cost includes the original cost of contracted services, direct labor and material, indirect charges for engineering supervision and similar overhead items and AFUDC. AFUDC represents the estimated debt and equity cost of funds used to finance construction. Customer payments for construction reduce additions to electric plant.

              HL&P computes depreciation using the straight-line method. The depreciation provision as a percentage of the depreciable cost of plant was 3.2 percent for 1994 through 1996.

       (d) DEFERRED PLANT COSTS. Under a "deferred accounting" plan authorized by the Utility Commission, HL&P was permitted for regulatory purposes to accrue carrying costs in the form of AFUDC on its investment in the South Texas Project and defer and capitalize depreciation and other operating costs on its investment after commercial operation until such costs were reflected in rates. In addition, the Utility Commission authorized HL&P under a "qualified phase-in plan" to capitalize allowable costs (including return) deferred for future recovery as deferred charges.

              In 1991, HL&P ceased all cost deferrals related to the South Texas Project and began amortizing such amounts on a straight-line basis. The accumulated deferrals for "deferred accounting" are being amortized over the estimated depreciable life of the South Texas Project. The accumulated deferrals for the "qualified phase-in plan" are being amortized over a ten-year phase-in period that commenced in 1991. The amortization of all deferred plant costs (which totaled $25.8 million for each of the years 1996, 1995 and 1994) is included on the Company's Statements of Consolidated Income and HL&P's Statements of Income as depreciation and amortization expense.

       (e) REVENUES. HL&P records electricity sales under the full accrual method, whereby unbilled electricity sales are estimated and recorded each month. Other revenues include electricity sales of a majority owned foreign electric utility, which are also recorded under the full accrual method and the Company's equity income in unconsolidated investments of HI Energy. Also included in other revenues are management fees and other sales and services, which are recorded when earned.

       (f) INCOME TAXES. The Company and its subsidiaries file a consolidated federal income tax return. The Company follows a policy of comprehensive interperiod income tax allocation. Investment tax credits were deferred and are being amortized over the estimated lives of the related property.

       (g) EARNINGS PER COMMON SHARE. Earnings per common share for the Company are computed by dividing net income by the weighted average number of shares outstanding during the respective period. All earnings per common share amounts reflect the two-for-one common stock split effected in the form of a stock distribution on December 9, 1995.

       (h) STATEMENTS OF CONSOLIDATED CASH FLOWS. For purposes of reporting cash flows, cash equivalents are considered to be short-term, highly liquid investments readily convertible to cash.

       (i) DISCONTINUED OPERATIONS. In July 1995, the Company sold KBLCOM, its cable television subsidiary. The operations of KBLCOM are reflected as discontinued operations for all periods presented. See Note 13.

       (j) INVESTMENTS IN DEBT AND EQUITY SECURITIES. The Company owns one million shares of Time Warner common stock and 11 million shares of non-publicly traded Time Warner convertible preferred stock. The Company has recorded its investment in these securities at a combined value of approximately $1 billion on the Company's Consolidated Balance Sheets. Investment in the Time Warner common stock is considered an "available-for-sale" equity security under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Consequently, the Company excludes unrealized net changes in the fair value of Time Warner common stock (exclusive of dividends and write downs) from earnings and, until realized, reports such changes as a net amount in the shareholders' equity section of the Company's Consolidated Balance Sheets. Investment in the Time Warner convertible preferred stock (which is not subject to the requirements of SFAS No. 115, since it is a non-publicly traded equity security) is accounted for under the cost method.

              The securities held in the Company's nuclear decommissioning trust are classified as "available-for-sale" and, in accordance with SFAS No. 115, are reported at estimated fair value of $67 million as of December 31, 1996 and $44.5 million as of December 31, 1995 on the Company's Consolidated and HL&P's Balance Sheets under deferred debits. The liability for nuclear decommissioning is reported on the Company's Consolidated and HL&P's Balance Sheets under deferred credits. Any unrealized gains or losses are accounted for in accordance with SFAS No. 71 as a regulatory asset/liability and reported on the Company's Consolidated and HL&P's Balance Sheets as a deferred debit.

       (k) FUEL STOCK. Gas inventory (at average cost) was $19.6 million at December 31, 1996. Coal, lignite, and oil inventory balances (using last-in, first-out) were $27.3 million, $11.8 million and $3.0 million, respectively.

       (l) DEPRECIATION. The Company and HL&P compute depreciation using the straight-line method. The Company's depreciation expense for 1996 was $360 million compared to $349 million and $338 million for 1995 and 1994, respectively. HL&P's depreciation expense for 1996 was $358 million compared to $347 million and $338 million for 1995 and 1994, respectively.

       (m) RECLASSIFICATION. Certain amounts from the previous years have been reclassified to conform to the 1996 presentation of financial statements. Such reclassifications do not affect earnings.

       (n) NATURE OF OPERATIONS. The Company is a holding company operating principally in the electric utility business. HL&P is engaged in the generation, transmission, distribution and sale of electric energy. HL&P's service area covers a 5,000 square mile area in the Texas Gulf Coast, including Houston. Another subsidiary of the Company, HI Energy, participates in domestic and foreign power generation projects and invests in the privatization of foreign electric utilities. The business and operations of HL&P account for substantially all of the Company's income from continuing operations and common stock equity. For a description of the Merger, see Note 16 to the Financial Statements.

       (o) USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       (p) LONG-LIVED ASSETS. Effective January 1, 1996, the Company and HL&P adopted SFAS No. 121. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company and HL&P have determined that no impairment loss need be recognized for applicable assets of continuing operations as of December 31, 1996. This conclusion, however, may change in the future as competition influences wholesale and retail pricing in the electric utility industry.

(2)           JOINTLY-OWNED NUCLEAR PLANT

       (a) HL&P INVESTMENT. HL&P is the project manager (and one of four co-owners) of the South Texas Project, which consists of two 1,250 MW nuclear generating units. HL&P has a 30.8 percent interest in the project and bears a corresponding share of capital and operating costs associated with the project. As of December 31, 1996, HL&P's investment in the South Texas Project was $2.0 billion (net of $503 million accumulated depreciation). HL&P's investment in nuclear fuel (including AFUDC) was $65 million (net of $176 million amortization) as of such date.

       (b) REGULATORY PROCEEDINGS AND LITIGATION. All litigation and arbitration claims formerly pending between HL&P and the other co-owners of the South Texas Project have been settled and dismissed with prejudice.

              On April 30, 1996, HL&P and the City of Austin (Austin), one of the four co-owners of the South Texas Project, agreed to settle a lawsuit in which Austin had alleged that outages occurring at the South Texas Project between early 1993 and early 1994 were due to HL&P's failure to perform certain obligations it owed Austin under a Participation Agreement relating to the project. Under the settlement, HL&P agreed to pay Austin $20 million in cash to resolve all pending disputes between HL&P and Austin, and Austin agreed to support the formation of a new operating company to assume HL&P's role as project manager for the South Texas Project. The Company and HL&P have recorded the $20 million ($13 million net of tax) payment to Austin on the Company's Statements of Consolidated Income and HL&P's Statements of Income as litigation settlements expense.

              In July 1996, HL&P and the City of San Antonio, acting through the City Public Service Board of San Antonio (CPS), entered into a settlement agreement providing, among other things, for (i) the dismissal with prejudice of all pending arbitration claims and lawsuits between HL&P and CPS relating to the South Texas Project, (ii) a cash payment by HL&P to CPS of $75 million, (iii) an agreement to support formation of a new operating company to replace HL&P as project manager for the South Texas Project and
              (iv) the execution of a 10-year joint operations agreement under which HL&P and CPS will share savings resulting from the joint dispatching of their respective generating assets in order to take advantage of each system's lower cost resources. Under the terms of the joint operations agreement entered into between CPS and HL&P, HL&P guarantees CPS minimum annual savings of $10 million and a minimum cumulative savings of $150 million over the ten-year term of the agreement. Based on current forecasts and other assumptions regarding the combined operation of the two generating systems, HL&P anticipates that the savings resulting from joint operations will equal or exceed the minimum savings guaranteed under the joint operating agreement. In 1996, savings generated for CPS' account for a partial year of joint operations were approximately $14 million.

              The operating company (OPCO) which is being formed to replace HL&P as project manager of the South Texas Project will be a Texas non-profit corporation. Regulatory and governmental approvals are being sought for the implementation of OPCO. Once this process is completed, HL&P's employees working at the South Texas Project will become employees of OPCO and OPCO will assume responsibility for managing the South Texas Project. Oversight will be provided by an Owners' Committee and OPCO's board of directors, under the direction of directors appointed by each of the co-owners.

              In 1996, the capability factor at the South Texas Project improved to 93.9 percent from 87.7 percent in 1995 (the 1995 median capability factor for U.S. nuclear facilities was 75.9 percent).

              In 1996, the Nuclear Regulatory Commission (NRC) graded the South Texas Project "superior" in the areas of maintenance and support and "good" in areas of operations and engineering in the NRC's most recent Systematic Assessment of Licensees Performance. Between June 1993 and February 1995, the South Texas Project had been listed on the NRC's "watch list" of plants with weaknesses that warrant increased NRC regulatory attention.

       (c) NUCLEAR INSURANCE. HL&P and the other owners of the South Texas Project maintain nuclear property and nuclear liability insurance coverage as required by law and periodically review available limits and coverage for additional protection. The owners of the South Texas Project currently maintain $2.75 billion in property damage insurance coverage, which is above the legally required minimum, but is less than the total amount of insurance currently available for such losses. This coverage consists of $500 million in primary property damage insurance and excess property insurance in the amount of $2.25 billion. Under the excess property insurance (which became effective in November 1996), HL&P and the other owners of the South Texas Project are subject to assessments, the maximum aggregate assessment under current policies being $14.8 million during any one policy year. The application of the proceeds of such property insurance is subject to the priorities established by the NRC regulations relating to the safety of licensed reactors and decontamination operations.

              Pursuant to the Price Anderson Act (Act), the maximum liability to the public of owners of nuclear power plants, such as the South Texas Project, was $8.92 billion as of December 1996. Owners are required under the Act to insure their liability for nuclear incidents and protective evacuations by maintaining the maximum amount of financial protection available from private sources and by maintaining secondary financial protection through an industry retrospective rating plan. The assessment of deferred premiums provided by the plan for each nuclear incident is up to $75.5 million per reactor, subject to indexing for inflation, a possible 5 percent surcharge (but no more than $10 million per reactor per incident in any one year) and a 3 percent state premium tax. HL&P and the other owners of the South Texas Project currently maintain the required nuclear liability insurance and participate in the industry retrospective rating plan.

              There can be no assurance that all potential losses or liabilities will be insurable, or that the amount of insurance will be sufficient to cover them. Any substantial losses not covered by insurance would have a material effect on HL&P's and the Company's financial condition and results of operations.

       (d) NUCLEAR DECOMMISSIONING. In accordance with the Rate Case Settlement, HL&P contributes $14.8 million per year to a trust established to fund HL&P's share of the decommissioning costs for the South Texas Project. For a discussion of securities held in the Company's nuclear decommissioning trust, see Note 1(j). In May 1994, an outside consultant estimated HL&P's portion of decommissioning costs to be approximately $318 million (1994 dollars). The consultant's calculation of decommissioning costs for financial planning purposes used the DECON methodology (prompt removal/dismantling), one of the three alternatives acceptable to the NRC, and assumed deactivation of Unit Nos. 1 and 2 upon the expiration of their 40-year operating licenses. While the current and projected funding levels currently exceed minimum NRC requirements, no assurance can be given that the amounts held in trust will be adequate to cover the actual decommissioning costs of the South Texas Project. Such costs may vary because of changes in the assumed date of decommissioning, changes in regulatory and accounting requirements, changes in technology and changes in costs of labor, materials and equipment.

(3)           RATE MATTERS

              The Utility Commission has original (or in some cases appellate) jurisdiction over HL&P's electric rates and services. In Texas, Utility Commission orders may be appealed to a District Court in

              Travis County, and from that court's decision an appeal may be taken to the Court of Appeals for the 3rd District at Austin (Austin Court of Appeals). Discretionary review by the Supreme Court of Texas may be sought from decisions of the Austin Court of Appeals. In the event that the courts ultimately reverse actions of the Utility Commission, such matters are remanded to the Utility Commission for action in light of the courts' orders.

       (a) 1995 RATE CASE. In August 1995, the Utility Commission unanimously approved the Rate Case Settlement, which resolved HL&P's 1995 rate case (Docket No. 12065) as well as a separate proceeding (Docket No. 13126) regarding the prudence of operation of the South Texas Project. Subject to certain changes in existing regulation or legislation, the Rate Case Settlement precludes HL&P from seeking rate increases until after December 31, 1997.

              The Rate Case Settlement gives HL&P the option to write down up to $50 million per year of its investment in the South Texas Project through December 31, 1999, which write-downs will be treated under the terms of the Rate Case Settlement as reasonable and necessary expenses for purposes of reviews of HL&P's earnings and any rate review proceeding initiated against HL&P. In both 1995 and 1996, HL&P recorded a $50 million pre-tax write down of its investment in the South Texas Project as amortization expense. In 1996, HL&P also amortized $50 million (pre-tax) of its $153 million investment in certain lignite reserves associated with a canceled generating station. In accordance with the settlement, HL&P's remaining investment in the canceled generating station and certain lignite reserves ($164 million at December 31, 1996) will be amortized fully no later than December 31, 2002.

       (b) RATE CASE APPEALS. The only HL&P rate order currently under appeal is Docket No. 6668 (the Utility Commission's inquiry into the prudence of the planning and construction of the South Texas Project). Review of the Utility Commission's order in Docket No. 6668 is pending before a Travis County district court. In that order, the Utility Commission determined that $375.5 million of HL&P's $2.8 billion investment in the South Texas Project had been imprudently incurred. That ruling was incorporated into HL&P's 1988 and 1991 rate cases. Unless the order is modified or reversed on appeal, the amount found imprudent by the Utility Commission will be sustained.

              In June 1996, the Supreme Court of Texas unanimously upheld the decision of the Utility Commission in Docket No. 8425 (HL&P's 1988 rate case) to include in HL&P's rate base $93 million in construction costs relating to the canceled generating station. The Supreme Court also affirmed the Utility Commission's decision granting deferred accounting treatment for Unit No. 2 of the South Texas Project and the calculation of HL&P's federal income tax expenses without taking into account deductions for expenses paid by the Company's shareholders. As a result of this decision, HL&P's 1988 rate case has now become final.

(4)           INVESTMENTS OF HI ENERGY

       (a) GENERAL. HI Energy, a wholly owned subsidiary of the Company formed in 1993, participates primarily in the development and acquisition of foreign independent power projects and the privatization of foreign generating and distribution companies. The Company generally accounts for affiliate investments of HI Energy under the equity method of accounting where: (i) HI Energy's ownership interest in the affiliate ranges from 20 percent to 50 percent or (ii) HI Energy exercises significant influence over operating and financial policies of such affiliate. The Company's proportionate share of the equity in net income/(loss) in these affiliates for the years ended December 31, 1996, 1995 and 1994 was $17.0 million, $0.5 million and $(1.6)
              million, respectively. These amounts are included on the Company's Statement of Consolidated Income as "Other Revenues." The Company's equity investments in and advances to foreign and non-regulated affiliates at December 31, 1996 and 1995 were $502 million and $41 million, respectively.

              Following are the Company's tax effects of temporary differences attributable to continuing operations resulting in deferred tax assets and liabilities:

                                                                    December 31,
                                                              ------------------------
                                                                 1996           1995
                                                              ----------    ----------
                                                               (Thousands of Dollars)
Deferred Tax Assets:
    Alternative minimum tax ..............................    $   19,014    $   46,516
    Internal Revenue Service (IRS) audit assessment ......        74,966        74,966
    Disallowed plant cost - net ..........................        23,237        22,687
    Other ................................................        94,139        96,628
                                                              ----------    ----------
        Total deferred tax assets - net ..................       211,356       240,797
                                                              ----------    ----------

Deferred Tax Liabilities:
    Depreciation .........................................     1,450,894     1,391,573
    Deferred plant costs - net ...........................       194,243       200,028
    Regulatory assets - net ..............................       362,310       228,587
    Capitalized taxes, employee benefits and removal costs       108,530       110,065
    Gain on sale of cable television subsidiary ..........       228,449       227,515
    Other ................................................       131,961       150,275
                                                              ----------    ----------
        Total deferred tax liabilities ...................    $2,476,387    $2,308,043
                                                              ----------    ----------
               Accumulated deferred income taxes - net ...    $2,265,031    $2,067,246
                                                              ==========    ==========

              See Note 13 for income taxes related to discontinued operations.

              In July 1990, the Company paid approximately $104.5 million to the Internal Revenue Service (IRS) in connection with an IRS audit of the Company's 1983 and 1984 federal income tax returns. In November 1991, the Company filed a refund suit in the U.S. Court of Federal Claims seeking the return of $52.1 million of tax and $36.3 million of accrued interest, plus interest on both of those amounts accruing after July 1990. The major contested issue in the refund case involved the IRS's allegation that certain amounts related to the over-recovery of fuel costs should have been included as taxable income in 1983 and 1984 even though HL&P had an obligation to refund the over-recoveries to its ratepayers. In October 1994, the Court granted the Company's Motion for Partial Summary Judgment on the fuel cost over-recovery issue, and in October 1996 entered final judgment in favor of the Company. The government has appealed this decision. If the government does not prevail on appeal, the Company would be entitled to a refund of overpaid tax, interest paid on the overpaid tax through July 1990 and interest on both of those amounts from July 1990. If the government prevails on appeal, the Company's ultimate financial exposure should be immaterial because of offsetting tax deductions to which the Company is entitled for the year the over-recovery was refunded to ratepayers.

(11)          COMMITMENTS AND CONTINGENCIES

       (a) HL&P COMMITMENTS. HL&P has various commitments for capital expenditures, fuel, purchased power, cooling water and operating leases. Commitments in connection with HL&P's capital program are generally revocable by HL&P, subject to reimbursement to manufacturers for expenditures incurred or other cancelation penalties. HL&P's other commitments have various quantity requirements and durations. However, if these requirements could not be met, various alternatives are available to mitigate the cost associated with the contracts' commitments.

       (b)    FUEL AND PURCHASED POWER.   HL&P is a party to several long-term
              coal, lignite and natural gas contracts which have various quantity requirements and durations. Minimum payment obligations for coal and transportation agreements are approximately $194 million in 1997, $200 million in 1998 and $204 million in 1999. Additionally, minimum payment obligations for lignite mining and lease agreements are approximately $8 million for 1997, $9 million for 1998 and $9 million for 1999. Collectively, the fixed price gas supply contracts, which expire in 1997, could amount to 9 percent of HL&P's annual natural gas requirements for 1997. Minimum payment obligations for both natural gas purchase and storage contracts are approximately $38 million in 1997, $9 million in 1998 and $9 million in 1999.

              HL&P also has commitments to purchase firm capacity from cogenerators of approximately $22 million in each of the years 1997 through 1999. Utility Commission rules currently allow recovery of these costs through HL&P's base rates for electric service and additionally authorize HL&P to charge or credit customers through a purchased power cost recovery factor for any variation in actual purchased power costs from the cost utilized to determine its base rates. In the event that the Utility Commission, at some future date, does not allow recovery through rates of any amount of purchased power payments, the two principal firm capacity contracts contain provisions allowing HL&P to suspend or reduce payments and seek repayment for amounts disallowed.

       (c) OTHER. HL&P's service area is heavily dependent on oil, gas refined products, petrochemicals and related businesses. Significant adverse events affecting these industries would negatively affect the revenues of the Company and HL&P. The Company and HL&P are involved in legal, tax and regulatory proceedings before various courts, regulatory commissions and governmental agencies regarding matters arising in the ordinary course of business, some of which involve substantial amounts.

              In February 1996, the cities of Wharton, Galveston and Pasadena filed suit, for themselves and a proposed class, against HL&P and Houston Industries Finance Inc., (formerly a wholly-owned subsidiary of the Company), citing underpayment of municipal franchise fees. The principal claim contends that, from 1957 to the present, franchise fees should have been paid on sales taxes collected by HL&P and on non-electric receipts as well as on electric sales. Plaintiffs advance such assertion notwithstanding that no such claim had been noticed over the previous four decades. Because all of the franchise ordinances affecting HL&P expressly impose fees only on electric sales, the Company regards plaintiffs' allegations as spurious and is aggressively contesting the matter. With regard to damages, the pleadings make no specific dollar claim, although one plaintiff-sponsored witness claims to have calculated damages of $220 million on the theory that franchise fees are owed on all sales taxes and receipts, electric or otherwise. The class action aspects of this case are currently under a stay order by the Texas Supreme Court pending its review of the class action certifications of the lower courts. The Company and HL&P cannot estimate a range of possible loss, if any, from this lawsuit, nor can any assurance be given as to its ultimate outcome. The case is pending in the District Court of Harris County, Texas.

(12)   ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

              The carrying amount and estimated fair value of the Company's financial instruments are as follows:

                                                                        DECEMBER 31,
                                                    ----------------------------------------------------
                                                             1996                        1995
                                                    ----------------------     -------------------------
                                                     CARRYING        FAIR         CARRYING        FAIR
                                                      AMOUNT         VALUE         AMOUNT         VALUE
                                                      ------         -----         ------         -----
                                                                   (THOUSANDS OF DOLLARS)
Financial assets:
   Cash and short-term investments .............    $    8,001    $    8,001    $   11,779    $   11,779
   Investment in Time Warner securities ........     1,027,500     1,027,500     1,027,875     1,027,875
   Investments held by HL&P's nuclear
     decommissioning trust .....................        67,229        67,229        44,540        44,540
Financial liabilities:
   Short-term notes payable ....................     1,337,872     1,337,872         6,300         6,300
   Cumulative preferred stock of
     subsidiary (subject to mandatory
     redemption) ...............................        25,700        25,957        76,755        79,250
   Debentures ..................................       349,098       380,455       548,913       599,575
   Long-term debt of subsidiaries:
       Electric:
          First mortgage bonds .................     2,895,041     3,045,833     3,128,719     3,397,295
          Pollution control revenue bonds ......         5,000         5,000         5,000         5,000
          Other notes payable ..................           856           856           981           981

              The fair values of cash and short-term investments, investment in equity securities and short-term and other notes payable are estimated to be equivalent to the carrying amounts.

              The fair values of the Company's debentures, HL&P's cumulative preferred stock subject to mandatory redemption, HL&P's first mortgage bonds and pollution control revenue bonds issued

     (16)     NORAM MERGER

              On December 17, 1996, the shareholders of the Company and NorAm approved the Merger Agreement under which the Company will merge into HL&P, and NorAm will merge into a subsidiary of the Company. Upon consummation of the Merger, HL&P, the surviving corporation of the Company/HL&P merger, will be renamed "Houston Industries Incorporated" (Houston) and will continue to conduct HL&P's electric utility business under HL&P's name. Merger Sub, the surviving corporation of the NorAm/Merger Sub merger, will be renamed "NorAm Energy Corp." and will continue to conduct NorAm's natural gas distribution and transmission business under NorAm's name. As a result of the Merger, NorAm will become a wholly owned subsidiary of Houston.

              The closing of the Merger is subject to the satisfaction or waiver of various conditions precedent contained in the Merger Agreement, including the obtaining of all required governmental authorizations and consents.

              Consideration for the purchase of NorAm shares will be a combination of cash and shares of Houston common stock. The transaction is valued at $3.9 billion, consisting of $2.5 billion for NorAm's common stock and equivalents and $1.4 billion of NorAm debt. If the closing does not occur by May 11, 1997, the cash consideration (but not the stock consideration) will increase thereafter by two percent per quarter until the consummation of the Merger. The increase, if any, will be calculated pro rata on a daily basis for the period from May 11, 1997, until consummation. The Merger Agreement contains provisions generally designed to result in 50 percent of the outstanding shares of NorAm common stock being converted into stock consideration and 50 percent being converted into cash consideration.

              The Company intends to finance the cash portion of the Merger consideration (estimated to be approximately $1.25 billion) through bank borrowings under new bank credit facilities to be arranged by a newly formed subsidiary of Houston with a group of commercial banks. As of the date hereof, the term, structure and provisions of these facilities are being negotiated with potential lenders and have not been finalized.

              The Company and HL&P will account for the Merger as a purchase and, following consummation of the Merger, will include the results of operation of NorAm in Houston's consolidated statement of income.

              Unless otherwise stated, the information presented in the Financial Statements and Notes in this Form 10-K relates solely to the Company and HL&P without giving effect to the Merger.

(17)          SUBSEQUENT EVENTS

     (a) POLLUTION CONTROL BONDS. In January 1997, pollution control bonds aggregating $118 million were issued on behalf of HL&P by the Brazos River Authority (BRA) and the Matagorda County Navigation District Number One (MCND). Proceeds of $50 million from the BRA Series 1997 bonds, maturing 2018, were used to redeem, at 102% of the aggregate principal amount, the BRA Series 1986A pollution control revenue bonds issued in November 1986. Proceeds of $68 million from the MCND Series 1997 bonds, maturing 2028, were used to redeem, at 102% of the aggregate principal amount, the MCND Series 1986A pollution control revenue bonds issued in November 1986. The new bonds initially will bear interest at a floating rate. Bond tenders are permitted. Proceeds from the remarketing of tendered bonds are expected to be available to pay for tendered bonds. However, liquidity facilities aggregating approximately $120 million have been


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